Exhibit 99.2

PRESS RELEASE

Immatics Announces Second Quarter 2021

Financial Results and Provides Business Update

•	ACTengine® patient recruitment remains on track; as of end of July, a total of 27 patients have been treated with IMA201, IMA202 or IMA203 across different cancer indications

•	TCR Bispecifics pipeline advancing with progress towards clinical trial initiation of IMA401 and preclinical proof-of-concept for second TCER® molecule IMA402

•	Cash and cash equivalents as well as Other financial assets of $229.1 million[1] (€192.8 million) as of June 30, 2021, funding company operations into 2023

Tuebingen, Germany and Houston, TX, August 10, 2021 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today reported its financial results for the quarter ended June 30, 2021 and provided a business update on its progress over the reporting period.

“An important development during the second quarter of 2021 was a significant increase in patient enrollment for our ACTengine® programs,” said Harpreet Singh, Ph.D., CEO of Immatics. “Following the positive initial results we provided in the first quarter, we now look forward to announcing more advanced data including safety, biological activity and the assessment of anti-tumor activity for a range of different cancer indications in the second half of 2021.”

“In addition to the upcoming clinical data for our ACTengine® trials, we are excited to move our second therapeutic modality towards the clinic,” added Carsten Reinhardt, M.D., Ph.D., Chief Development Officer at Immatics. “We are encouraged by the entirety of the IMA401 data set, which following discussions with regulatory authorities puts us in a strong position to submit our IMA401 Clinical Trial Application during the fourth quarter of 2021. Our TCER® pipeline is further strengthened by our second TCR Bispecifics program, IMA402, for which we recently presented preclinical proof-of-concept data.”

Second Quarter 2021 and Subsequent Company Progress

Adoptive Cell Therapy Programs

•

ACTengine® IMA200 series – Patient recruitment remains on track and the additional trial sites initiated in Europe and the US have supported the acceleration of recruitment. As of end of July, 27 patients have been treated in the IMA200 series. The first-in-human basket trials for IMA201, IMA202 and IMA203 include patients with recurrent and/or refractory solid cancers utilizing TCR-engineered T cells (TCR-T) directed against the cancer targets MAGEA4/A8, MAGEA1 and PRAME, respectively.

Immatics Press Release August 10, 2021	1 | 10

•

In March 2021, Immatics reported initial safety and biological data as well as data showing first clinical anti-tumor activity for 10 patients enrolled in these trials. Patients were treated at initial dose levels below one billion transduced cells, which was presumed to be sub-therapeutic as per data published from across the industry.

•

The next data update, which will cover safety, biological activity, and the assessment of anti-tumor activity across different cancer indications, including patients treated at higher dose levels (dose levels 2 and 3), will be provided by the company within the second half of 2021.

TCR Bispecifics Programs

•

IMA401 – Immatics has discussed the proposed clinical trial design for its first TCER® program IMA401, as well as the preclinical data package covering safety and efficacy data in a scientific advisory meeting[2] with the Paul-Ehrlich Institute, the German regulatory authority. The company also completed the first Good Manufacturing Practices (GMP) production batch delivering a high production yield. IMA401 remains on track for submission of a CTA in the fourth quarter of 2021 and patient recruitment will be initiated in the first half 2022.

•

IMA402 – The company presented preclinical proof-of-concept data on IMA402 at the 17th Annual PEGS Boston Protein Engineering and Cell Therapy Summit in May. IMA402 is directed against a peptide derived from the cancer target PRAME, a protein that is frequently expressed in many solid cancers, thereby supporting the program’s potential to address a broad range of cancer patients and indications. Data demonstrated tumor cell killing in vitro and complete regressions of established tumors in an in vivo tumor model. Immatics has selected a lead candidate for the clinical program and initiated manufacturing activities.

Corporate Development

•	As of July 1, 2021, Immatics adopted a one-tier structure for its Board of Directors. As part of this process, the company’s CEO Harpreet Singh, Ph.D., has joined the Board.

•

Friedrich von Bohlen und Halbach, Ph.D., was appointed as successor of Christof Hettich, L.L.D. Dr. von Bohlen und Halbach is Managing Partner and co-founder of dievini Hopp BioTech Holding, managing the investments of Dietmar Hopp and family.

Second Quarter 2021 Financial Results

Cash Position: Cash and cash equivalents as well as Other financial assets total €192.8 million ($229.1 million1) as of June 30, 2021, compared to €216.7 million ($257.5 million1) as of March 31, 2021.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €5.2 million ($6.2 million1) for the three months ended June 30, 2021, compared to €6.9 million ($8.2 million1) for the three months ended June 30, 2020.

Immatics Press Release August 10, 2021	2 | 10

Research and Development Expenses: R&D expenses were €20.3 million ($24.1 million1) for the three months ended June 30, 2021, compared to €16.5 million ($19.7 million1) for the three months ended June 30, 2020. The increase is mainly due to expanded clinical activities for the ACTengine® IMA200 series, as well as GMP manufacturing for the TCER® compound, IMA401.

General and Administrative Expenses: G&A expenses were €8.3 million ($9.9 million1) for the three months ended June 30, 2021, compared to €10.1 million ($12.0 million1) for the three months ended June 30, 2020. The decrease is mainly due to one-time expenses in connection with the listing of the Company in 2020.

Net Loss: Net loss was €23.8 million ($28.3 million1) for the three months ended June 30, 2021, compared to €21.3 million ($25.3 million1) for the three months ended June 30, 2020.

Upcoming Investor Conferences

•	BTIG Virtual Biotechnology Conference – August 9-10, 2021

•	Goldman Sachs London Biotech Symposium – September 7, 2021

•	Jefferies London Healthcare Conference – November 16-18, 2021

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

Full financial statements can be found in the current report on Form 6-K filed with the Securities and Exchange Commission (SEC) and published on the SEC website under www.sec.gov.

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of June 30, 2021 (1 EUR = 1.1884 USD).
[2]	in Europe, equivalent to a pre-IND meeting at FDA.

About ACTengine® IMA200 series

Each of the product candidates of the IMA200 series is based on Immatics’ proprietary ACTengine® approach in which the patient’s own T cells are genetically engineered to express a novel, proprietary TCR directed against a defined cancer target. The modified T cells are then reinfused into the patient to attack the tumor, an approach also known as TCR-T. ACTengine® programs IMA201, IMA202 and IMA203 are currently in clinical development for the treatment of solid tumor indications, both in the US and in Germany. All ACTengine® product candidates can be rapidly manufactured utilizing a proprietary manufacturing process designed to enhance T cell engraftment and persistence in vivo.

Immatics Press Release August 10, 2021	3 | 10

The ACTengine® T cell products are manufactured at the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory in collaboration with UTHealth and co-funded by the Cancer Prevention and Research Institute of Texas (CPRIT).

About TCER®

Immatics’ TCER® molecules are antibody-like “off-the-shelf” biologics that leverage the body’s immune system by redirecting and activating T cells towards cancer cells expressing a specific tumor target. To do so, the proprietary biologics are engineered to have two binding regions. The first region contains an affinity- and stability-improved TCR that binds specifically to the cancer target on the cell surface presented by a human leukocyte antigen (HLA) molecule. The second region is derived from an antibody domain that recruits endogenous T cells to the tumor to become activated. The design of the TCER® molecules enables the activation of any T cell in the body to attack the tumor, regardless of the T cells’ intrinsic specificity. In addition, the TCER® molecule has a Fc-part conferring stability, half-life extension and enhanced manufacturability.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on Twitter and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in

Immatics Press Release August 10, 2021	4 | 10

filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

For Media Inquiries	Investor Relations Contact
Jacob Verghese or Stephanie May	Eric Goldstein or John Mullaly
Trophic Communications	LifeSci Advisors
Phone: +49 89 2388 7731	Phone: +1 646 791 9729 or +1 617-429-3548
immatics@trophic.eu	egoldstein@lifesciadvisors.com or jmullaly@lifesciadvisors.com

Immatics N.V.
Anja Heuer	Jordan Silverstein
Director, Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

Immatics Press Release August 10, 2021	5 | 10

Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	June 30, 2021	December 31, 2020
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	160,093	207,530
Other financial assets	32,712	24,448
Accounts receivable	718	1,250
Other current assets	4,815	5,763

Total current assets	198,338	238,991
Non-current assets
Property, plant and equipment	8,747	7,868
Intangible assets	1,262	914
Right-of-use assets	7,313	6,149
Other non-current assets	845	724

Total non-current assets	18,167	15,655

Total assets	216,505	254,646

Liabilities and shareholders’ deficit
Current liabilities
Provisions	1,960	51
Accounts payable	9,407	10,052
Deferred revenue	57,998	46,600
Lease liabilities	2,321	1,881
Other current liabilities	1,442	2.025

Total current liabilities	73,128	60,609
Non-current liabilities
Deferred revenue	62,201	85,475
Lease liabilities	4,736	4,306

Total non-current liabilities	66,937	89,781
Shareholders’ equity
Share capital	629	629
Share premium	589,609	573,339
Accumulated deficit	(507,663)	(462,253)
Other reserves	(6,135)	(7,459)

Total shareholders’ equity	76,440	104,256

Total liabilities and shareholders’ equity	216,505	254,646

Immatics Press Release August 10, 2021	6 | 10

Unaudited Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	5,189	6,896	12,592	13,936
Research and development expenses	(20,340)	(16,505)	(43,389)	(28,751)
General and administrative expenses	(8,271)	(10,076)	(16,702)	(16,264)
Other income	26	86	265	200

Operating result	(23,396)	(19,599)	(47,234)	(30,879)
Financial income	213	437	3,101	1,083
Financial expenses	(629)	(2,164)	(1,277)	(110)

Financial result	(416)	(1,727)	1,824	973

Loss before taxes	(23,812)	(21,326)	(45,410)	(29,906)
Taxes on income	—	—	—	—

Net loss	(23,812)	(21,326)	(45,410)	(29,906)
Attributable to:
Equity holders of the parent	(23,812)	(21,043)	(45,410)	(29,349)
Non-controlling interest	—	(283)	—	(557)

Net loss	(23,812)	(21,326)	(45,410)	(29,906)

Net loss per share - basic and diluted	(0.38)	(0.64)	(0.72)	(0.89)
Weighted average shares outstanding - basic and diluted	62,909,095	33,093,838	62,908,945	33,093,838

Immatics Press Release August 10, 2021	7 | 10

Unaudited Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(Euros in thousands)		(Euros in thousands)
Net Loss	(23,812)	(21,326)	(45,410)	(29,906)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax	—	—	—	—
Currency translation differences from foreign operations	(1,401)	791	1,324	99

Total comprehensive loss for the period	(25,213)	(20,535)	(44,086)	(29,807)
Attributable to:
Equity holders of the parent	(25,213)	(20,252)	(44,086)	(29,250)
Non-controlling interest	—	(283)	—	(557)

Total comprehensive loss for the period	(25,213)	(20,535)	(44,086)	(29,807)

Immatics Press Release August 10, 2021	8 | 10

Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Six months ended June 30,
	2021	2020
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(45,410)	(29,906)
Adjustments for:
Interest income	(87)	(755)
Depreciation and amortization	2,264	2,288
Interest expense	140	110
Equity settled share-based payment	16,270	6,928
MD Anderson compensation expense	—	45
Increase in other liabilities resulting from share appreciation rights	—	7,773
Cash-out related to share-based compensation previously classified as equity-settled	—	(4,322)
Net foreign exchange differences	236	1
Changes in working capital
Decrease in accounts receivable	532	530
Decrease/(increase) in other assets	902	(1,106)
Increase in accounts payable and other current liabilities	(11,363)	(9,724)
Interest received	54	510
Interest paid	(140)	(110)

Net cash used in operating activities	(36,602)	(27,738)

Cash flows from investing activities
Payments for property, plant and equipment	(1,912)	(4,514)
Cash paid for investments classified in Other financial assets	(53,782)	(32,859)
Cash received from maturity of investments classified in Other financial assets	45,770	48,881
Payments for intangible assets	(390)	(36)
Proceeds from disposal of property, plant and equipment	8	—

Net cash (used in)/provided by investing activities	(10,306)	11,472

Cash flows from financing activities
Payments for leases	(1,348)	(1,168)

Net cash used in financing activities	(1,348)	(1,168)

Net decrease in cash and cash equivalents	(48,256)	(17,434)

Cash and cash equivalents at beginning of period	207,530	103,353

Effects of exchange rate changes on cash and cash equivalents	819	137

Cash and cash equivalents at end of period	160,093	86,056

Immatics Press Release August 10, 2021	9 | 10

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity (deficit) attributable to shareholders of the parent	Non-controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2020	1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss	—	—	—	99	99	—	99
Net loss	—	—	(29,349)	—	(29,349)	(557)	(29,906)
Comprehensive loss for the year	—	—	(29,349)	99	(29,250)	(557)	(29,807)
Equity-settled share-based compensation	—	6,928	—	—	6,928	—	6,928
Cash-out related to share-based compensation previously classified as equity-settled	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson milestone compensation expense	—	—	—	—	—	45	45

Balance as of June 30, 2020	1,164	193,551	(262,543)	(671)	(68,499)	508	(67,991)

Balance as of January 1, 2021	629	573,339	(462,253)	(7,459)	104,256	—	104,256
Other comprehensive income	—	—	—	1,324	1,324	—	1,324
Net loss	—	—	(45,410)	—	(45,410)	—	(45,410)
Comprehensive income/(loss) for the year	—	—	(45,410)	1,324	(44,086)		(44,086)
Equity-settled share-based compensation	—	16,270	—	—	16,270	—	16,270

Balance as of June 30, 2021	629	589,609	(507,663)	(6,135)	76,440	—	76,440

Immatics Press Release August 10, 2021	10 | 10